United States securities and exchange commission logo





                              September 21, 2021

       Lawrence Sun
       Secretary Assistant
       ENTREPRENEUR UNIVERSE BRIGHT GROUP
       Suite 907, Saigo City Paza Building 2
       No. 170, Weiyand Road
       Xi'an, China

                                                        Re: ENTREPRENEUR
UNIVERSE BRIGHT GROUP
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed August 23,
2021
                                                            File No. 000-56305

       Dear Mr. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 Filed August 23, 2021

       General

   1. Please state clearly throughout the document whether you operate with a VIE structure. In appropriate places,
explain that the entity in which investors hold their interest may not be the entity or entities
through which the company   s operations may be conducted in China.
                                                         Discuss how this type
of corporate may affect investors and the value of their investment, including how and why
the contractual arrangements, to the extent you use them, may be less effective than
direct ownership and that the company may incur substantial costs to enforce the terms of
the arrangements. Disclose the uncertainties regarding the status of the rights of a holding
company with respect to its contractual arrangements with a
                                                        variable interest
entity, its founders and owners and the challenges the company may face enforcing these
contractual agreements due to uncertainties under Chinese law and
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR       UNIVERSESun
                            BRIGHT GROUP
Comapany 21,
September NameENTREPRENEUR
              2021             UNIVERSE BRIGHT GROUP
September
Page 2    21, 2021 Page 2
FirstName LastName
         jurisdictional limits.
2. Update your information as applicable through 2021. For example, we note that certain risk factors contain financial information only through 2020. Explanatory Note, page ii

3. To the extent you use a variable interest entity structure to conduct your China-based operations, disclose prominently that you are not a Chinese operating company but a
         United States holding company with operations conducted by your subsidiaries and through contractual arrangements with a VIE based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely resulting in a material change in your operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
4. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange.
5. Clearly disclose how you will refer to the holding company, the Hong Kong subsidiary, and the WFOE Chinese subsidiary (as well as the VIE, if applicable) when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business
         operations. Refrain from using terms such as    we    or    our
when describing activities or
         functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
6. If the company uses a VIE structure, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary
         a diagram of the company   s corporate structure, including who the
equity ownership
         interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR       UNIVERSESun
                            BRIGHT GROUP
Comapany 21,
September NameENTREPRENEUR
              2021             UNIVERSE BRIGHT GROUP
September
Page 3    21, 2021 Page 3
FirstName LastName
         VIE   s operations and financial results into your financial
statements. Identify clearly the
         entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the United States holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
7. Disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission that you, your subsidiaries or your VIEs if applicable are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the
         VIE   s operations, and state affirmatively whether you have received all requisite
         permissions and whether any permissions have been denied.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements if applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR       UNIVERSESun
                            BRIGHT GROUP
Comapany 21,
September NameENTREPRENEUR
              2021             UNIVERSE BRIGHT GROUP
September
Page 4    21, 2021 Page 4
FirstName LastName
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
11. To the extent you use consolidated VIEs and they constitute a material part of your consolidated financial statements, please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
EUBG Corporate Structure, page 1

12. The website indicated on page 3, https://www.overseacytx.com, does not appear to be valid. Please revise to provide a valid website if applicable. Business Overview, page 4

13.      Expand to discuss how you earn your revenues through each of Xi   an
CNT, your third
         party live-broadcasting training agencies, and your customers. In addition, expand the last two paragraphs on page 4 to disclose the percentage of your revenues earned in digital marketing consulting and in KOL training coordination.
Our Strategy, page 6

14.      Revise to clarify that Xi   an CNT is a related party.
Our current operation depends on two major customers, page 7

15.      We note that for the year ended December 31, 2020 Beijing Borui Siyuan
Network
         Technology Co., Ltd. and Shangxi Dachun Culture Communication Ltd. constituted 54%
         and 17% of your gross revenues, respectively. Please discuss customers that constituted a greater than ten percent to gross revenues through June 30, 2021. Briefly describe the terms of any material customer agreements including payment, duration, and renewal terms.
Potential Competitors, page 7
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR       UNIVERSESun
                            BRIGHT GROUP
Comapany 21,
September NameENTREPRENEUR
              2021             UNIVERSE BRIGHT GROUP
September
Page 5    21, 2021 Page 5
FirstName LastName

16.      Please expand to describe how the company    is applying the apps to
other app platform
         and    connect[ing] different platforms together to bring traffics to
another platform    unlike
         your competitors and how this is a competitive advantage to you.
Item 1. Business
The impact from COVID-19 could materially and adversely affect our business and our financial condition, page 8

17. Here and in Item 2, please revise, to the extent possible, to quantify the negative impact
         COVID-19 has had on the company   s business and operations in 2020
and 2021. Please
         include enough detail so that investors can appreciate the discussed risk.
Our services depend on our ability to retain our cooperation with Xi'an CNT, page 8

18. We note your disclosure that the company currently provides substantial of its marketing consulting services through an app, Chuangyetianxia, developed by your related party.
         We also note on page 6 that your strategy is working closely with Xi an CNT for using the application Chuangyetianxia as the platform to provide marketing consulting services to your customers. Revise the disclosure here and throughout the registration statement including under Item 7 to disclose the percentage of your marketing consulting services provided through this app and the material terms of your agreement(s)
with Xi   an CNT,
         your related party, including the profit sharing agreement. File these agreements as exhibits to your registration statement or tell us why you believe they should not be filed.
Intellectual Property, page 21

19. Expand the disclosure to explain the significance of your trademarks and their use.
Item 1A. Risk Factors, page 23

20.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
21. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
         To the extent that you use a variable interest entity structure to conduct China-based
 Lawrence Sun
ENTREPRENEUR UNIVERSE BRIGHT GROUP
September 21, 2021
Page 6
22. operations, revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
23.    We note on page 20 your disclosure that the company failed to deposit adequate
       contributions to the housing funds under the Social Insurance Law of the PRC for all of its
FirstName LastNameLawrence Sun
       employees but has not received any notice of warnings or been subject to penalties or
Comapany
       otherNameENTREPRENEUR
             disciplinary action. PleaseUNIVERSE     BRIGHT
                                          add risk factor      GROUP
                                                          disclosure regarding
potential penalties or
       disciplinary
September  21, 2021action
                     Page 6if material.
FirstName LastName
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR       UNIVERSESun
                            BRIGHT GROUP
Comapany 21,
September NameENTREPRENEUR
              2021             UNIVERSE BRIGHT GROUP
September
Page 7    21, 2021 Page 7
FirstName LastName
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

24. Where there are material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, please revise your disclosure to describe the underlying reasons for these material changes in quantitative and qualitative terms. For example, discuss the reason(s) for the material changes in general and administrative expenses for the periods presented. Refer to Item 303(b) of
         Regulation S-K.
Liquidity and Capital Resources
Cash generated from operating activities, page 40

25. Your disclosure appears to emphasize how cash provided by operating activities was derived for each interim and annual period presented. Pursuant to Item 303(a) and (b) of
         Regulation S-K, your discussion should be an analysis of material changes in operating cash between comparable periods. Note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to the introductory paragraph of section
         IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the
         staff   s Codification of Financial Reporting Releases regarding
quantification of variance
         factors cited. Please revise your disclosure as appropriate.
26. Please discuss whether the decrease in and level of net cash generated from operating activities of $7,404 for the six months ended June 30, 2021 is an identified trend. Refer to
         Item 303(b)(1)(i) of Regulation S-K.
Item 5. Directors and Executive Officers, page 45

27. Expand the disclosure to identify the non-profit organizations for which Mr. Tao has been the chairman since 2015. In addition, identify the entity for which Mr. Tao led a sales team of 2 million salespersons in China and created more than 100 million sales. Define
         what is meant by    100 million sales.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 47

28. Update the disclosure regarding your related party transactions to include information through a recent date.
29. Expand the disclosure regarding your related party transactions to include all material terms of your agreements with your related parties with whom you had transactions. File the agreements with these related parties or tell us why you believe they should not be filed.
 Lawrence Sun
ENTREPRENEUR UNIVERSE BRIGHT GROUP
September 21, 2021
Page 8
Item 9. Market Price of and Dividends on the Registrants Common Equity and
Related
Stockholder Matters, page 49

30.      You disclose that your common stock is currently quoted on the OTC
market    Pink
         Sheets.    Please amend your disclosure here to inform investors that the OTC Pink
         includes a warning that you have posted limited financial disclosure through the OTC
         Disclosure & News Service or are late in your filing obligations with the SEC.
Report of Independent Registered Public Accountant, page F-2

31. The audit report refers to Critical Audit Matters, but none are disclosed. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameLawrence Sun            Sincerely,
Comapany NameENTREPRENEUR UNIVERSE BRIGHT GROUP
                                          Division of Corporation Finance
September 21, 2021 Page 8                 Office of Trade & Services
FirstName LastName